HUDSON PACIFIC PROPERTIES, INC.
11601 Wilshire Boulevard, Ninth Floor
Los Angeles, CA 90025

July 21, 2025

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
Office of Real Estate & Construction
100 F Street, N.E.
Washington, D.C. 20549
Attn: Pam Howell

Re:	Hudson Pacific Properties, Inc.
Registration Statement on Form S-3, filed July 15, 2025
File No. 333-288685

Dear Ms. Howell:

In accordance with Rule 461 promulgated under the Securities Act of 1933, as amended, Hudson Pacific Properties, Inc. (the “Company”) hereby requests acceleration of the effective date of the above-referenced Registration Statement on Form S-3 (File No. 333-288685) (the “Registration Statement”). The Company respectfully requests that the Registration Statement become effective as of 4:00 p.m., Eastern Time, on July 23, 2025 or as soon as practicable thereafter. Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Latham & Watkins LLP, by calling Brent T. Epstein at (213) 891-8185.

Very truly yours,

HUDSON PACIFIC PROPERTIES, INC.

/s/ Mark Lammas
Mark Lammas
President
cc:	Harout K. Diramerian, Hudson Pacific Properties, Inc.
Julian T.H. Kleindorfer, Latham & Watkins LLP
Brent T. Epstein, Latham & Watkins LLP